CUSIP No. M40868107           13D
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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 4)

                          ESC Medical Systems Ltd.
                              (Name of Issuer)

               Ordinary Shares, NIS 0.10 par value per share
                       (Title of Class of Securities)

                                 M40868107
                               (CUSIP Number)

                            Barnard J. Gottstein
                         Carr-Gottstein Properties
                      550 West 77th Avenue, Suite 1540
                          Anchorage, Alaska 99501
                               (907) 278-2277
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              with a copy to:

                           Joseph J. Giunta, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                     300 South Grand Avenue, Suite 3400
                     Los Angeles, California 90071-3144
                               (213) 687-5000


                               March 24, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box:
                                                         /  /



CUSIP No. M40868107           13D
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      This Amendment No. 4 (the "Amendment") amends and supplements the
Statement on Schedule 13D, dated September 29, 1998, as amended by Amendment No. 1, dated January 15, 1999, Amendment No. 2, dated March 9, 1999, and Amendment No. 3, dated March 22, 1999 (the "Original Schedule 13D"), relating to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., an Israeli corporation (the "Company"). Each of the Barnard J. Gottstein Revocable Trust, Barnard J. Gottstein, as trustee of the Barnard J. Gottstein Revocable Trust, and Barnard J. Gottstein, as an individual (collectively, the "Reporting Persons"), are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4.  Purpose of Transaction.

      Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

      As previously set forth in Messrs. Genger's and Gottstein's letters to the legal representative of the Company, dated March 11, 1999 and March 22, 1999 (copies of which were previously attached as Exhibit 1 and Exhibit 2, respectively, to the Original Schedule 13D), Messrs. Genger and Gottstein have proposed a restructuring of the current Board of Directors of the Company (the "Board") by replacing two management directors (other than the Chairman, President and Chief Executive Officer of the Company (the "Chairman")) and one non-management director selected by the Board (other than the representative of Trans-Resources, Inc.), with three directors nominated by Messrs. Genger and Gottstein and by increasing the number of directors by one director, with such new director being nominated by Messrs. Genger and Gottstein. The effect of such proposal would be that the Board would then have nine directors, consisting of the Chairman, four existing directors and four new directors nominated by Messrs. Genger and Gottstein.

      On March 24, 1999, the legal representative of Messrs. Genger and Gottstein received a letter from the legal representative of the Company, informing them that the Board is prepared to consider nominating to the Board only two of the four directors proposed by Messrs. Genger and Gottstein, and that the Board is prepared to propose nominating two of its own selected directors to the Board. A copy of the letter is attached hereto as Exhibit 3.

      On March 24, 1999, the legal representative of Messrs. Genger and Gottstein sent a response letter to the legal representative of the Company, declining to modify Messrs. Genger's and Gottstein's proposal to restructure the Board. In the letter, Messrs. Genger and Gottstein noted, however, that the Board is free to substitute the Board's two nominees for two existing non-management directors if it so chooses, but that Messrs. Genger and Gottstein would continue to propose that the Board replace three of its current directors (as previously discussed above) with their four nominated directors, resulting in a Board consisting of nine directors. Pursuant to the letter, Messrs. Genger and Gottstein gave the Company until the close of business on March 25, 1999, Los Angeles time, to accept their proposal. A copy of the letter is attached hereto as Exhibit 4. However, Messrs. Genger and Gottstein were notified by the legal representative of the Company that the Company would not be able to respond by such time.

      The letter further indicated that, failing such acceptance, Messrs. Genger and Gottstein intend to take all steps necessary to convene an extraordinary general meeting of shareholders pursuant to Section 109 of the Israel Companies Ordinance for the purpose of removing all of the current directors (other than the representative of Trans-Resources, Inc. and possibly the Chairman), and fill all vacancies then existing with the four nominees named in their proposal, together with such additional nominees as may be necessary to fill all vacancies.

      In addition, on March 24, 1999, the legal representative of Messrs. Genger and Gottstein sent a letter addressed to the Chairman and to the Vice President and Chief Financial Officer of the Company, notifying them that Messrs. Genger and Gottstein were exercising their right under Section 65 of the Israel Companies Ordinance to review and make copies of the Company's Register of Members. A copy of such letter is attached hereto as Exhibit 5. Messrs. Genger and Gottstein have been informed by the Company that its Register of Members is not current.

      Messrs. Genger and Gottstein intend to continue to have discussions with other shareholders of the Company regarding their proposal and to seek shareholder support.

      Other than as described above and as previously described in the Original Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

      Item 7 of the Original Schedule 13D is hereby amended to add the following exhibits:

      Exhibit 3: Letter, dated March 24, 1999, from the legal representative of the Company to the legal representative of Messrs. Genger and
                        Gottstein

      Exhibit 4: Letter, dated March 24, 1999, from the legal representative of Messrs. Genger and
                        Gottstein to the legal representative of the Company

      Exhibit 5: Letter, dated March 24, 1999, from the legal representative of Messrs. Genger and Gottstein to the Chairman, President and Chief Executive Officer of the Company and to the Vice President and Chief Financial Officer of the Company



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 1999


                                    /s/ Barnard J. Gottstein
                                    --------------------------------------
                                    Barnard J. Gottstein
                                    Individually and as Trustee of
                                    the Barnard J. Gottstein
                                    Revocable Trust


                                    BARNARD J. GOTTSTEIN REVOCABLE TRUST


                                    /s/ Barnard J. Gottstein
                                    ------------------------------------
                                    Barnard J. Gottstein
                                    Trustee



                               EXHIBIT INDEX


      Exhibit
      Number                   Title                           Page
      --------                 -----                           ----

         3          Letter, dated March 24, 1999,                 7
                    from the legal representative
                    of the Company to the legal
                    representative of Messrs.
                    Genger and Gottstein

         4          Letter, dated March 24, 1999,                 9
                    from the legal representative
                    of Messrs. Genger and
                    Gottstein to the legal
                    representative of the Company

         5          Letter, dated March 24, 1999,                11
                    from the legal representative
                    of Messrs. Genger and
                    Gottstein to the Chairman,
                    President and Chief Executive
                    Officer of the Company and to
                    the Vice President and Chief
                    Financial Officer of the
                    Company